Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-211718

The Toronto-Dominion Bank $23,217,000 Buffered Digital Basket-Linked Notes due February 28, 2019

This pricing supplement addendum relates to $23,217,000 principal amount of notes that were offered on February 24, 2017, as described in the accompanying pricing supplement dated February 24, 2017 (the “accompanying pricing supplement”).

The following section “Anti-Dilution Adjustments” addresses potential anti-dilution adjustments and replaces, in its entirety, the section “Anti-Dilution Adjustments” beginning on page P-7 of the accompanying pricing supplement. The amended section below should be read in conjunction with the accompanying pricing supplement (except for the section being replaced), the accompanying product supplement dated July 8, 2016, and the accompanying prospectus dated June 30, 2016.

The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed on any exchange.

You should read the disclosure in the accompanying pricing supplement to better understand the terms and risks of your investment, including the credit risk of The Toronto-Dominion Bank. See page P-10 of the accompanying pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement addendum, the accompanying pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We or Goldman, Sachs & Co. (“GS&Co.”), or any of our or their respective affiliates may use this pricing supplement addendum along with the accompanying pricing supplement in a market-making transaction in a note after its initial sale. Unless we or GS&Co., or any of our or their respective affiliates, informs the purchaser otherwise in the confirmation of sale, this pricing supplement addendum will be used in a market-making transaction.

Anti-Dilution Adjustments

The section “General Terms of the Notes—Anti-Dilution Adjustments—Reorganization Events” in the product prospectus supplement is replaced in its entirety with the following:

Reorganization Events

Each of the following is a Reorganization Event with respect to a Basket Component:

1.	a Basket Component is reclassified or changed;
2.	the issuer of a Basket Component has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding shares are exchanged for or converted into other property;
3.	a statutory share exchange involving the outstanding shares and the securities of another entity occurs, other than as part of an event described in the two bullet points above;
4.	the issuer of a Basket Component sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;
5.	the issuer of a Basket Component effects a spin-off—that is, issues to all holders of a Basket Component equity securities of another issuer, other than as part of an event described in the four bullet points above;
6.	the issuer of a Basket Component is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or
7.	another entity completes a tender or exchange offer for all of the outstanding shares of the issuer of a Basket Component.

If a Reorganization Event occurs except in the case of 1 or 5 above, (i) the Calculation Agent will remove the affected Basket Component from the Basket and (ii) the distribution property distributed in respect of the affected Basket Component will be valued and deemed to be reinvested in the remaining Basket Components pro rata based on the Closing Prices of the remaining Basket Components on the day before the Reorganization Event becomes effective (the “Reinvestment Date”). The Calculation Agent will compute the Basket Component Return for the reinvested portion by valuing the return on the affected Basket Component to the Reinvestment Date and the return on the pro-rata reinvested portion in each Basket Component based on the relevant return of that Basket Component after the Reinvestment Date to the Valuation Date.

TD Securities (USA) LLC	Goldman, Sachs & Co.
Agent

Pricing Supplement Addendum dated March 2, 2017

If a Reorganization Event described above under 1 or 5 occurs, the Calculation Agent will determine the Closing Price of the affected Basket Component on the Valuation Date by valuing the relevant distribution property.

The section “General Terms of the Notes—Anti-Dilution Adjustments—Extraordinary Dividends” in the product prospectus supplement is replaced in its entirety with the following:

Extraordinary Dividends

Any distribution or dividend on a Basket Component determined by the Calculation Agent to be a distribution or dividend that is not in the ordinary course of the applicable Basket Component Issuer’s historical dividend practices will be deemed to be an extraordinary dividend (an “Extraordinary Dividend”). The Calculation Agent will determine if the dividend is an Extraordinary Dividend and, if so, the amount of the Extraordinary Dividend. Each outstanding share of the applicable Basket Component will be worth less as a result of an Extraordinary Dividend.

The value of any Extraordinary Dividend will be deemed to be reinvested in the Basket Components pro rata based on the Closing Prices of the Basket Components on the day before the ex-dividend date.

The ex-dividend date for any dividend or other distribution with respect to a Basket Component is the first day on which such Basket Component trades without the right to receive that dividend or other distribution.

The Extraordinary Dividend amount with respect to an Extraordinary Dividend for an affected Basket Component equals:

•	for an Extraordinary Dividend that is paid in lieu of an ordinary quarterly dividend, the amount of the Extraordinary Dividend per share of the applicable Basket Component minus the amount per share of the immediately preceding dividend, if any, that was not an Extraordinary Dividend for such Basket Component; or
•	for an Extraordinary Dividend that is not paid in lieu of an ordinary quarterly dividend, the amount per share of the Extraordinary Dividend.

To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent. A distribution on a Basket Component that is an Extraordinary Dividend and also (i) payable in shares, (ii) an issuance of transferable rights or warrants or (iii) a spin-off event, will result in an adjustment as described under “Share Splits and Share Dividends” on page P-8 herein, “Transferable Rights and Warrants” on page P-9 herein and “—Reorganization Events” on page P-7 herein, respectively.

The section “General Terms of the Notes—Anti-Dilution Adjustments—Share Splits and Share Dividends” in the product prospectus supplement is replaced in its entirety with the following:

Share Splits and Share Dividends

A share split is an increase in the number of a corporation’s outstanding shares without any change in its shareholders’ equity. When a corporation pays a share dividend, it issues additional shares of its share to all holders of its outstanding shares in proportion to the shares they own. Each outstanding share will be worth less as a result of a share split or share dividend.

If a Basket Component is subject to a share split, then the calculation agent will adjust the Initial Basket Component Price of the applicable Basket Component by dividing the prior Initial Basket Component Price — that is, the Initial Basket Component Price before the share split — by the number equal to: (1) the number of shares of the applicable Basket Component outstanding immediately after the share split becomes effective; divided by (2) the number of shares of such Basket Component outstanding immediately before the share split becomes effective. The Initial Basket Component Price will not be adjusted, however, unless the first day on which the affected Basket Component trades without the right to receive the share split occurs after the Pricing Date and on or before the Valuation Date.

The value of any Extraordinary Dividend payable in shares will be determined by the Calculation Agent and will be deemed to be reinvested in the Basket Components pro rata based on the Closing Prices of the Basket Components on the day before the ex-dividend date.

The section “General Terms of the Notes—Anti-Dilution Adjustments—Transferable Rights and Warrants” in the product prospectus supplement is replaced in its entirety with the following:

Transferable Rights and Warrants

If a Basket Component Issuer issues transferable rights or warrants to all holders of such Basket Component to subscribe for or purchase the applicable Basket Component, then the Calculation Agent will generally increase the weighting of the affected Basket Component and correspondingly generally reduce the weightings of the non-affected Basket Components and make an adjustment to the Basket Component Return of the affected Basket Component to account for such corporate action.

Delisting or Suspension of Trading

If a Basket Component is delisted or trading of such Basket Component is suspended on the primary exchange for such Basket Component, and is not immediately re-listed or approved for trading on a successor exchange, then the Calculation Agent will deem the Closing Price of the Basket Component on the day immediately prior to its delisting or suspension to be the value of such Basket Component and such value will be deemed to be reinvested in the remaining Basket Components pro rata based on the Closing Prices of the remaining Basket Components on the day before the delisting or suspension becomes effective.

In each of “—Extraordinary Dividends”, “—Share Splits and Share Dividends” and “—Delisting or Suspension of Trading” above, the Calculation Agent will generally increase the weighting of the non-affected Basket Components and correspondingly generally reduce the weighting of the affected Basket Component. The Calculation Agent will also compute the Basket Component Return for the reinvested portion by valuing the return on the pro-rata reinvested portion in each Basket Component based on the relevant return of that Basket Component after the Reinvestment Date to the Valuation Date. Except as otherwise specified under the applicable section, the Calculation Agent will also adjust the Initial Basket Component Price for purposes of computing the return on the affected Basket Component for the above events.

Additional Terms of Your Notes

You should read this pricing supplement addendum together with the prospectus, as supplemented by the product prospectus supplement and the pricing supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement addendum will have the meanings given to them in the accompanying pricing supplement. The information in this pricing supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

This pricing supplement addendum, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Pricing Supplement dated February 24, 2017:
https://www.sec.gov/Archives/edgar/data/947263/000089109217001751/e73298_424b2.htm
▪	Prospectus dated June 30, 2016:
http://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm
▪	Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016:

http://www.sec.gov/Archives/edgar/data/947263/000089109216016045/e70441_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement addendum, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.